2025 REPORT

Contractor+


CONTRACTOR
PLUS
REDEFINING CONSTRUCTION:
INVEST IN A FUTURE BUILT ON COLLABORATION
Trusted By 35,000+ Contractors!
High Performer
WINTER
2024
Users Love Us
Google Play
Apple Store
Capterra
GetApp
Software Advice

LETTER

Dear investors,

Thank you for your continued support and belief in Contractor+. Your backing has helped us grow revenue, launch major new features, and roll out Contractor+ v2. We're building something meaningful for contractors everywhere, and your involvement makes a real difference. As we expand our platform, improve performance, and introduce new capabilities, we're excited to keep you updated on our progress. We appreciate you being part of this journey and look forward to achieving even more together.

We need your help!

We'd love your support in a few key areas as we continue scaling Contractor+. Warm introductions to contractors, service businesses, and industry partners help us accelerate adoption. Connections to strategic investors are equally valuable as we expand our product ecosystem. And your continued participation in future raises

will directly support new feature development, platform enhancements, and the ongoing rollout of Contractor+ v2.

Sincerely,

Justin Smith

CEO

Liam Bowers

Board member

Muhammad Arsalan

CFO

Roshanlal Sethia

CTO

Michael Demler

Board Member

How did we do this year?

REPORT CARD

A-

☺ The Good

Revenue up 35% with stronger margins as marketing spend dropped nearly 50%.

Launched Contractor+ Books, Contractor+ Local & Build Pro Community, expanding our SaaS ecosystem.

Released Contractor+ v2 with major speed, UI, and workflow upgrades across the app.

☹ The Bad

Cash tightened as we invested heavily in growth, but disciplined spend kept operations stable.

Operating loss remained, though improved meaningfully as revenue scaled and margins strengthened.

V2 rollout caused short-term strain, but the upgrade delivered major speed and reliability gains.

2025 At a Glance

January 1 to December 31


$$$$

$645,629 +35%

Revenue



-$309,668

Net Loss


IOU!

$1,131,840 +22%

Short Term Debt



$0

Raised in 2025



$142,704

Cash on Hand

INCOME BALANCE NARRATIVE



Revenues
Profit
$479,309
-$371,853
$645,629
-$309,668
2024
2025

Net Margin: -48% Gross Margin: 100% Return on Assets: -165% Earnings per Share: -$0.05

Revenue per Employee: $23,912 Cash to Assets: 76% Revenue to Receivables: 2,672 Debt Ratio: 626%

Audited_Financial_Statements_-_Contractor_Plus_FY25.pdf

We ❤️ Our 491 Investors

Thank You For Believing In Us

Patrick Benoit
Govind Ventures
Antonio D'souza
Justin Bean
Roderick Herron
Mark Skoskiewicz
Antonello Loddo
Ian Davidson
Matson Breakey
Tsogoo T
Khuzema A. Savai
Carole F Carlson
Jérémie Bouchard
Spike Cohen
Gershon Bialer
Mallory Oschner
Yash Bathia
Michelle Logan
Eric Wahlers
Strowbiz LLC
Keith Guerin
Rogelio Quezada
Vladimir Calugaru
James Bailey
Ian Karamira
Mark Noland
Cody Rutherford
Peter Barnett
Michal Todorovic
John Frederick Adderholdt
Ahmed Esbai
Joseph Francis
Hemdeep Dulthummon
Matthew H
Matthew Fouts
Yeshene Singh
Edwin Archer
Don DeChant
Antonio Hipolito Martinez
Jessica Moon
Chris B
Zunaid Suleman
Quang Nguyen
Mohammad Sammak
Saritza Graham
Valisa Murray
Jesse Henderson
Rodolfo Enumerables
Randy Wills
Melinda White
Zahed Hossain
M S
Andrew Corn
David Nicholas Rosa
Aurélien LESAGE
Martin Nwosu
Kumara Velan Suppiah
Badr Naif Alotaibi
Maurice Byrd
Joseph Malebranche
Aloysius Fernandes
Zachary Noonan
Brian Smolens
Bradley Thomas Holz
Jason Petrovich
River Jangda
Jb Roofing &...
Ayanna Francis

Chad Clark, MD
Daniel Ginter
Prahasith Veluvolu
Bryian Tan
Armah David
Paul J KOSTEK
Tom Wright
Brandon Schlichter
Russell Murphy
Jung Manopath Kuan
Leonard Grover
Murali Kuppa
Chris Butterfield
Petru Seracin
Amarinder Grewal
Darshak M Patel
Chi Zeng
Virginia Carlson
Errol Frank
Britney Viramontes
John Brown
Manuel E. Lugo Recart
LD Freeman
Gina Carr
Saul Costa
Glenn Burney
Michael E Babbitt
Sean Kazmierczak
Steven Rychetnik
Conrad Brooks
Caleb Naysmith
Paul Lovejoy
Albert Massucci
Isaac Johnson
Rakesh Sharma
Ryan Schempp
Berléand Fanny
Anait Garushyants
Jonathan COEFFIC
Jorge Duarte
Nishant Shivdas Bochare
Nicholas Richard Morello
Michael Reeves
Rachel Leah Klein
Bhanu Nuthakki
Mayron Romero Martinez...
Dusan Pjevalica
Cole Price
Charles Kung
Randall A Hamerly
Kishore Anjaneyulu
Brad Gaffke
Sam Leeson
Ahmed Almatrooshi
Suchai Gumtrontip
William Harner
Benjamin De Rienzo
Michael Bellenir
Richard Quizon
Edward Kelly Medlock
Stanley A. McPherson
Angela Skaggs
Merry Goodman
Richard Dowell
Preneur Services
Daisja Mae
Johnnie Waldon
Matthew Ohlwein

Teddy Lyons
Frédéric LAUDE
Andrew Jorgensen
Brian Belley
Duke Duncan
Joseph Apger Sr.
Jason Koelker
Hatem Rowaihy
Steven Alexander Littaua
Andre Harrell
Lorenza Eason
Mark Bruckner
Chris O'Brien
Chris Davidson
Chris Kibbe
Jorinda Vide
William Wayne Sutton
E. Frischhut
Jerome Russ
Jeff Allen
Derrick Love
David H Peelle
Thomas Punnamattathil
Rosemary Mahony
Patrick Vesco
Scott Allison
Richard S Arena
Kyle Shipp
Amin Mutaal
Adam Sampson
Gerard Armstrong
Garrett Barnes
Scott G Azure Sr
Pattie Mercadante
Jared Ottley
Stefan Knoppers
Nicola Lopes Da Cruz
Hersh Choksi
Dylan Cain
Sam Williams
Sadi Pajaziti
Adrian Pena
Johnathon Workman
Glen Wogen
Daniel Potzler
Zarko Zivkovic
Scott Winkel
Jacob Williams
Mandar Mirashi
Ramon Ferguson-Walker
Gerald Currier
Matt Pallakoff
Yudah Schwartz
John Szymanski
A William Keller IV
Garry Polley
Max KIEJDAN
Hector A Rodriguez
Timothy Maifert
Tim Hoffman
Dru Nguyen
Tim Stiller
Nicholas Paul Cullinane
Richard Runyan
Daniel Alexander Duarte
Stephanie DiCarlo
Ryan McEntee
Suhail Kharouba

Ash Kumra
Shaun Weaver
Bruce Collins
Alfonso Aduna
Juan Jackson
Jacob Lehman
Supun Halangoda
Badal Haider
Kapeesh Bhaghavathula
George Simons
Fernando Bonilla
Kurt Grela
Valdimar Geir Halldórsson
Bart Altman
Soufou Saechao
Shane Lease
Eric Goodson
Todd Prince
Melissa Lewis
Thomas Nicholson
Lloyd Jackson JR
Billy Ramundo
Anton Snegirev
Tridonna Bullock
Kavit Haria
William Farris
Babek Sandhar
Mr. Jordan
Paul Kapsar
Igor Tsukerman
Majed Rashed Alblooshi
Cynthia Crooks
James Oxley
Shawn Turner
Sherman Sung
Michael Sommerer
F L
Eric Hensley
Oli Martin
Patrick Daum
Kris Kopp
Damien De Klerk
Mohamed R Ali
Grady Frickey
Larry Sutherland
Scott Tinder
Ellie Smith
Kevin Lee
Vincent Mach
Sandy Toth
W Kim Colich
William J Gallagher
Walter Beck
Suhas ROGIYE
Nico Sachse
David Hefley
Lukas Graf
Gabriel Paravisini
Hilary Wimer
Anthony Gabino
Zyrek Castelino
Shawn Lessor
Vallery Jackson
Carlos Rivera
Generals Repair
Tod Reynolds
Shane Such
CM Soltero

Ike Khan
Andre Miranda
Johnny Evans
Rodney Mcghee
Lance Recker
Hugo BN
Erin Jones
Richard Terry
Chaim Yoel
Muhammad Arsalan
Pramod Rustagi
Heather Eason
Tracey Ninivaggi
Evan L
Luis Antonio Dominguez
Rushi Ukani
Raul Rojas
Justus Read
Jon Everitt
Jeff Krier
C&S Wood Design
Sam Noriega
Frank Santos
Adam Sternberg
Karl Friedrich
Timo Mulder
Surya Satyavolu
Don Goff
Frank Besse
Calvin Einar Mein
Noah Posner
Grigore B. Hreniuc
Daniel Carrier
XAOS Tech
Ryan Wiswesser
Philip Junior D. Yu
Chad Cranfill
Ryan Liu
Troy Hale
Allister Gibbons
James Padovano
Michael S.
Chandra V
Philippe Benmussa
Brian Trapp
Mike LaBrash
Tullio Ossa
Amir Muhammad Henry
Roy Vieviorka
Richard Moore
Ramprasad Jembu...
Dennis Billings
Jacob Jedryszek
Jonathan Hendrickson
Jason Rigby
Lukas Sekerak
Stephen Maurice Samaan
Laith Hawley
Vijay Mali
Dave Panzera
Jing Cai
Frank Peart
Andrew Handy
Rene Dominguez
Michael Bonanno
Marcell Benkes-Toth
Veysel OZKILIC
Glenn Ribble

Jeff Garcia
Johnson Hor
Tom Dolezal
Patrick O'Brien Boling
Zachary Hansen
Anthony Rotolo
Michael Fied
Nikki Magee
Charles Reuter
Juan Edward WILLIAMS
Nathan Argenta
Hassan Boutinkhar
Margo Spilde
Nathan McBeath
Trevor Ghylin
Olivier Wullen
Derick Mokgahla
Elijah Langhorne
David Gonzalez
Kandi Clark
William Diaz
Timothy Overthe Hill
Raed Junior Abu Kartomy
Keshia Stansbury
Matloob Siddiqi
Justina Acquah
Jennifer Buchanan
Raj Thiyagarajan
Michael Amoroso
Sanjay Pinnock
Srikant Chellappa
Randy R Osborn
Brandon Sims
Moonshot DisruptX
Abdulmalik Almasoud
Damien BOYE
Baptiste Develey
Nikolas Charpa
Daniel OLeary
Jon Hipp
Matthew Wareham
Serhii Shpirna
Chris Kerr
Patrick Hamann
Kenneth Mulkeen
Juan Gomez
Simeon Vialva
Abe Bairuti
Anthony Smith
Sandy Geyer
Veena Shahi
Janet Kay Herring
Avinash Kustagi
Ar Raheem Muhammad
Andrew Whitehill
Chris RAMEY
Mike Demler
Joseph Chase
Adam Plude
Robert D'Annibale
Johnathan Skaggs
John W Morris
Francisco Concepcion
Pamela Kay
Jeremy Snyder
Tre' Martin
Jason Garrett
Julio Cortes

Ashish Patel Ahmad Almulla Blake Bridges Andreas Muno Douglas Roose

Thank You!

From the Contractor+ Team



Justin Smith ☒ in

CEO

Justin grew up working with his mother, a licensed contractor in Central Ohio. He started his first business at 13 (Verta.net), began his career as a web developer, and managed a handyman business with 35 employees for 7...



Roshan Sethia in

CTO

Roshan managed an IT servicing business for 10 years. He met Justin in 2009, where they collaboratively built an SEO software startup that was later acquired by WebDev.com. They've worked together since.



Liam Bowers in

Board Member

Liam is an expert in cybersecurity, defense and technology. He served as co-founder & CEO of Bluestone Analytics, where he led the company...



Mike Demler

Board Member

Mike has 10+ years of software development experience, having built and successfully exited a software company in the hospitality industry,...



Charlie O'Brien

Business Development Manager

Charlie joined us straight out of McGill, conducting demos with prospective customers, managing our ongoing cold outreach strategy, and our sales...



Brandon Schlichter

Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 5.5m followers in the real estate and investment niche. He has...



Michael Fied

Strategic Advisor

Michael is a tried and true entrepreneur. He is the founder and CEO of the definitive name in Web Development - WebDev.com. He...



Ryan Pineda

Strategic Advisor

Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He no...

Details

The Board of Directors

Director	Occupation	Joined
Michael Demler	Investor & Software Engineer @ San Diego Startups	2024
Roshanlal Sethia	CTO @ Contractor Plus. Inc.	2020
Justin Smith	CEO @ Contractor Plus, Inc.	2020
Liam Bowers	Investor @ Teel Mountain Capital	2024

Officers

Officer	Title	Joined

Muhammad Arsalan	CFO	2021
Roshanlal Sethia	CTO	2020
Justin Smith	CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Roshanlal Sethia	2,500,000 Common Stock	39.9%
Justin Smith	2,850,000 Common Stock	45.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2020	$6,753		Other
10/2021	$113,527		4(a)(6)
05/2023	$94,317		4(a)(6)
12/2023	$55,000		Section 4(a)(2)
07/2024	$50,000		Regulation D, Rule 506(c)
08/2024	$433,831		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/07/2023	$55,000	9.75%	25.0%	$8,100,000	06/06/2025
07/10/2024	$50,000	9.75%	25.0%	$8,100,000	06/06/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Justin Smith	12/30/2020	$6,753	$6,753	0.0%	11/30/2021	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	6,292,995	Yes

Warrants:	0
Options:	1

Form C Risks:

Both ends of the fragmented market we're working to consolidate are extremely competitive. Competition in many cases may be more capitalized and efficient than we are at GTM.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The expanded use of AI-enhanced field service management is a trend that could reshape our market, potentially impacting our competitive positioning and operational efficiency .

The potential of a looming recession poses a substantial risk to our sector, with continued demand for field services, especially from the retail sector, likely to add pressure in a volatile economic environment

Our company acknowledges several key market trends that present both opportunities and risks in the field service management (FSM) sector. The global FSM market is experiencing significant transformations, driven by emerging trends such as the increased adoption of contactless, cashless, and self-service technologies. These innovations are setting new standards in our industry, offering enhanced flexibility and convenience for both workers and customers . We are committed to adapting our strategies in response to these trends, but investors should be aware that such market dynamics could influence our revenue growth, market position, and profitability. The ability to respond effectively to these trends while managing the associated risks will be critical to our success in this evolving market landscape

Sustainability is also a significant trend in the FSM sector. The drive towards more sustainable service and maintenance practices, which prolong the viable lifetime of products and assets, may necessitate adjustments in our business model and operations . Despite these challenges, the FSM market is expected to grow robustly, with a forecasted global CAGR of 19.2% through 2027.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may

encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 75% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,100,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses

operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Contractor Plus, Inc.

Delaware Corporation
Organized February 2020
27 employees
1317 Edgewater Drive
Suite 719
Orlando FL 32804 https://contractorplus.app

Business Description

Refer to the Contractor+ profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Contractor+ is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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